Exhibit 12.1

ONE Gas, Inc
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

(Unaudited)	2014		2013		2012		2011		2010

Fixed charges, as defined:
Interest on long-term debt	$48,380		$62,635		$62,088		$55,848		$53,361
Interest on lease agreements	1,661		1,602		1,601		1,529		1,663
Total fixed charges	50,041		64,237		63,689		57,377		55,024
Earnings before income taxes	178,128		161,467		156,360		142,762		173,521
Earnings available for fixed charges	$228,169		$225,704		$220,049		$200,139		$228,545
Ratio of earnings to fixed charges	4.56	x	3.51	x	3.46	x	3.49	x	4.15	x